Form U-3A-2

                                                              File No. 69-232

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                 UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     SEMCO Energy, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

     1.  Claimant     - SEMCO Energy, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - Holding Company

                        All subsidiaries (both first and second tier) are incorporated in Michigan.

         Subsidiaries - SEMCO Energy Gas Company
                        2915 Lapeer Road
                        Port Huron, Michigan  48060

                        Nature of business - Purchase, distribution, sale, and transport of natural gas to residential, commercial and industrial customers in several service areas, including in and about Port Huron in southeastern Michigan, in and about Albion in south-central Michigan, the southwest portion of lower Michigan, the central and western area of the upper peninsula of Michigan and in and about Battle Creek, Michigan. The Company's general offices are located in Port Huron. Also sells propane through a subsidiary.


                        SEMCO Energy Services, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - Primarily markets natural gas to approximately 150 customers located in several states. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers.


                        SEMCO Energy Ventures, Inc.
                        405 Water Street
                        Port Huron, Michigan  48060

                        State of organization - Michigan

                        Nature of business - An asset-based company with investments in many segments of the natural gas industry. Ventures operates pipeline engineering and qulaity assurance services, construction services, propane distribution, intrastate pipelines and natural gas storage businesses.

                        At 12/31/98 Ventures had the following wholly-owned subsidiaries:

                            Hotflame Gas, Inc.
                            King Energy & Construction Co.
                            Maverick Pipeline Services, Inc.
                            Oilfield Materials Consultants, Inc.
                            SEMCO Arkansas Pipeline Company
                            SEMCO Energy Construction Co.
                            SEMCO Gas Storage Company
                            SEMCO Gathering Company
                            SEMCO Pipeline Company
                            Southeastern Development Company (SEDCO)
                            Southeastern Financial Services, Inc. (SFS)
                            Sub-Surface Construction Co.
                            Utility Construction Services, Inc.

                        Hotflame Gas, Inc. sells propane to residential and commercial customers in the upper peninsula of Michigan.

                        King Energy & Construction Co. provides underground gas distribution pipeline construction services.

                        Maverick Pipeline Services, Inc. provides engineering and design services with full project management mainly in the natural gas utility industry.

                        Oilfield Materials Consultants, Inc. is a consulting and quality assurance/quality control company serving the natural gas, oil transmission and exploration/production industry.

                        SEMCO Arkansas Pipeline Company formerly held a general partnership interest in a partnership which operates a pipeline crossing northern Arkansas.

                        SEMCO Energy Construction Co. has no assets at this time.

                        SEMCO Gas Storage Company holds an equity interest in a natural gas storage system located in Michigan.

                        SEMCO Gathering Company has no assets at this time.

                        SEMCO Pipeline Company principally holds investments in various transmission pipelines located in Michigan.

                        Southeastern Development Company holds real property and related improvements held for resale and office properties leased to affiliates and third parties.

                        Southeastern Financial Services, Inc. leases vehicles and data processing equipment primarily to affiliates.

                        Sub-Surface Construction Co. provides underground gas distribution pipeline construction services.

                        Utility Construction Services, Inc. has no assets at this time.


     2.  Properties of Claimant and Subsidiary Public Utility Companies.

         (a)  Claimant (SEMCO Energy, Inc.) -

             The total properties of the Claimant consist of the Common Stock of SEMCO Energy Gas Gas Company, SEMCO Energy Services, Inc., SEMCO Energy Ventures, Inc., leasehold improvements and office equipment.

         (b) Subsidiaries

             SEMCO Energy Gas Company

             SEMCO Energy Gas Company owns gas supply systems which include approximately 151 miles of transmission pipelines and 5,170 miles of distribution pipelines. The pipelines are located in southeastern Michigan (centered in and around the City of Port Huron) and south-central Michigan (centered in and around the City of Albion), the southwest portion of Michigan's lower peninsula and the central and western areas of Michigan's upper peninsula.

             SEMCO Energy Gas Company's underground storage system consists of eight salt caverns, a depleted oil field and a depleted gas field, located in St. Clair County, Michigan, and the Battle Creek, Michigan, areas, together with dehydration, measuring, compressor and transmission facilities. The aggregate working capacity of the system is approximately 5.0 billion cubic feet (Bcf), with a capacity to deliver 86 million cubic feet (MMcf) on a peak day. Underground storage services are provided to others on a short-term basis, depending on available capacity.

             SEMCO Energy Gas Company also owns meters and service lines, gas regulating and metering stations, garages, warehouses and other buildings necessary and useful in the conduct of its business. The Company leases computer and transportation equipment.

             SEMCO Energy Gas Company's distribution system and service lines are, for the most part, located on or under public streets, alleys, highways, and other public places, or on private property not owned by SEMCO Energy Gas Company with permission or consent, except to an inconsequential extent, of the individual owners. SEMCO Energy Gas Company's mains and distribution system located on or under public streets, alleys, highways, and other public places were all installed under valid rights and consents granted by appropriate local authorities.

         All of SEMCO Energy Gas Company's properties are located in the State of Michigan.


     3. The following information is submitted for the calendar year 1998 with respect to the Claimant and its subsidiary public utility company:

                                                      Claimant                Subsidiary
                                                (SEMCO Energy, Inc.)    SEMCO Energy Gas Company
(a) Mcf of Natural or manufactured gas
    distributed at retail                               None                    Michigan
                                                                             32,200,000 Mcf
                                                                              $166,700,000

(b) Mcf of natural or manufactured gas
    distributed at retail outside of the
    State in which each company is organized            None                      None

(c) Mcf of natural or manufactured gas sold at
    wholesale outside the State in which each
    company is organized or at the State line           None                      None

(d) Mcf of natural or manufactured gas
    purchased outside the State in which each
    company is organized or at the State line           None                   State Line
                                                                             32,150,000 Mcf
                                                                              $109,200,000

     4.   Not Applicable.


                     EXHIBIT A - FINANCIAL STATEMENTS

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year accompanies this filing.


                    EXHIBIT B - FINANCIAL DATA SCHEDULE

     Financial Data Schedule showing consolidated Total Assets, Total Operating Revenues and Net Income.

                                 EXHIBIT C

     Not applicable.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 1999.

                                     SEMCO ENERGY, INC.
                                       (Name of Claimant)



                                     By /s/Sebastian Coppola
                                        Sebastian Coppola
                                        Senior Vice President and C.F.O.

Corporate Seal


Attest:



/s/Sherry L. Abbott
Sherry L. Abbott, Secretary

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Sebastian Coppola                Senior Vice President and C.F.O.
          (Name)                                 (Title)

               405 Water Street, Port Huron, Michigan  48060
                                 (Address)

Exhibit A

                                                         SEMCO ENERGY, INC.
                                           CONSOLIDATED AND CONSOLIDATING INCOME STATEMENT
                                                          DECEMBER   1998
                                                       (Unaudited Statement)

                                        TWELVE MONTHS TO DATE                              SEMCO        SEMCO            SEMCO
                                        ---------------------                           ENERGY GAS      ENERGY           ENERGY
                                            1998            ELIM.          PARENT         COMPANY      SERVICES         VENTURES
                                        ------------    ------------    -----------    ------------   -----------     ------------
OPERATING REVENUE:
 Gas sales revenue
  Residential                           $118,219,673    $          0    $         0    $118,219,673   $          0    $          0
  Commercial                              42,040,625               0              0      42,040,625              0               0
  Industrial                               6,439,279               0              0       6,439,279              0               0
                                        ------------    ------------    -----------    ------------   ------------    ------------
                                        $166,699,577    $          0    $         0    $166,699,577   $          0    $          0
 Gas marketing                           392,788,872      (7,070,887)             0               0    397,887,650       1,972,109
 Transportation                           14,832,065               0              0      14,832,065              0               0
 Other operations                         63,164,371     (10,278,527)             0       2,689,894              0      70,753,004
                                        ------------    ------------    -----------    ------------   ------------    ------------
  Total Operating Revenue               $637,484,885    $(17,349,414)   $         0    $184,221,536   $397,887,650    $ 72,725,113
                                        ------------    ------------    -----------    ------------   ------------    ------------
OPERATING EXPENSES:
 Cost of Gas Sold                       $109,388,153    $          0    $         0    $109,388,153   $          0    $          0
 Cost of Gas Marketed                    387,608,567      (7,070,887)             0               0    393,761,978         917,476
 Operations                               89,481,749     (10,278,527)       476,599      29,558,454      4,783,887      64,941,336
 Maintenance                               2,295,805               0            133       2,292,046          3,626               0
 Depreciation                             15,349,131               0            221      12,109,969         43,952       3,194,990
 Income Taxes                              2,833,336       3,977,631     (5,070,009)      4,069,752       (517,510)        373,472
 Taxes Other Than Income                   9,166,189               0            504       8,509,468         (9,713)        665,930
                                        ------------    ------------    -----------    ------------   ------------    ------------
                                        $616,122,930    $(13,371,783)   $(4,592,552)   $165,927,842   $398,066,220    $ 70,093,204
                                        ------------    ------------    -----------    ------------   ------------    ------------
OPERATING INCOME:                       $ 21,361,955    $ (3,977,631)   $ 4,592,552    $ 18,293,694   $   (178,570)   $  2,631,909
Other Income (Loss), Net
 Non-Operating Income                   $  7,900,217    $(11,468,028)   $11,116,676    $  1,756,370   $    106,665    $  6,388,534
 Non-Operating Expenses                    2,016,636               0              0       2,016,636              0               0
 Other Income Taxes                        3,487,271      (3,977,631)     3,737,790         (18,295)        13,621       3,731,786
                                        ------------    ------------    -----------    ------------   ------------    ------------
                                        $  2,396,310    $ (7,490,397)   $ 7,378,886    $   (241,971)  $     93,044    $  2,656,748
                                        ------------    ------------    -----------    ------------   ------------    ------------

Income Before Income Deductions         $ 23,758,265    $(11,468,028)   $11,971,438    $ 18,051,723   $    (85,526)   $  5,288,657
                                        ------------    ------------    -----------    ------------   ------------    ------------
INCOME DEDUCTIONS:
 Interest on Long-Term Debt             $ 11,487,618    $ (4,374,000)   $11,110,274    $  4,751,344   $          0    $          0
 Other Interest                            2,873,332      (7,094,028)     2,547,515       4,729,395        875,407       1,815,042
 Amortization of Debt Expense                449,825               0        105,347         344,478              0               0
 Dividends on Pref. Stock of LDCs            178,008               0              0         178,008              0               0
                                        ------------    ------------    -----------    ------------   ------------    ------------
                                        $ 14,988,783    $(11,468,028)   $13,763,136    $ 10,003,225   $    875,407    $  1,815,042
                                        ------------    ------------    -----------    ------------   ------------    ------------
Net Income Before Preferred
 Dividends and Other                    $  8,769,482    $          0    $(1,791,698)   $  8,048,498   $   (960,933)   $  3,473,615
  Equity Earnings of Subsidiaries                  0     (14,394,107)    14,394,107               0              0               0
  Dividends on Conv. Preferred                14,653               0         14,653               0              0               0
                                        ------------    ------------    -----------    ------------   ------------    ------------
Net Income Before Accounting
 Change and Extraordinary Item          $  8,754,829    $(14,394,107)   $12,587,756    $  8,048,498   $   (960,933)   $  3,473,615
  Change in Accounting Method              1,783,707               0              0       1,783,707              0               0
  Extraordinary Item                        (498,958)              0       (498,958)              0              0               0
                                        ------------    ------------    -----------    ------------   ------------    ------------
Net Income for Common                   $ 10,039,578    $(14,394,107)   $12,088,798    $  9,832,205   $   (960,933)   $  3,473,615
                                        ============    ============    ===========    ============   ============    ============

                                                           SEMCO ENERGY, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                            DECEMBER    1998
                                                         (Unaudited Statement)

                                                                                            SEMCO          SEMCO          SEMCO
                                                                                         ENERGY GAS        ENERGY         ENERGY
     ASSETS                              1998          ELIMINATIONS        PARENT          COMPANY        SERVICES       VENTURES
     ------                          ------------      ------------     -----------     ------------    -----------    -----------
UTILITY PLANT:
  Plant in Service, at Cost          $379,223,938     $           0    $          0     $362,914,464    $         0    $16,309,474
  Construction Work in Progress           743,137                 0               0          743,137              0              0
                                     ------------     -------------    ------------     ------------    -----------    -----------
                                     $379,967,075     $           0    $          0     $363,657,601    $         0    $16,309,474
  Less-Accumulated Depreciation       112,594,650                 0               0      107,786,858              0      4,807,792
                                     ------------     -------------    ------------     ------------    -----------    -----------
   Net Utility Plant                 $267,372,425     $           0    $          0     $255,870,743    $         0    $11,501,682
                                     ------------     -------------    ------------     ------------    -----------    -----------
OTHER PROPERTY, NET:
  Other Property, Gross              $ 28,402,565     $           0    $  1,735,949     $    855,758    $   104,000    $25,706,858
  Less-Accumulated Depreciation         5,536,763                 0         997,629          235,196              0      4,303,938
                                     ------------     -------------    ------------     ------------    -----------    -----------
                                     $ 22,865,802     $           0    $    738,320     $    620,562    $   104,000    $21,402,920
                                     ------------     -------------    ------------     ------------    -----------    -----------
CURRENT ASSETS:
  Cash                               $  4,952,581     $           0    $    825,436     $    165,016    $    50,667    $ 3,911,462
  Accounts receivable:
    Accounts Rec. - Non-Affiliate    $ 31,569,755     $  (2,771,508)   $          0     $ 20,280,663    $ 4,056,539    $10,004,061
    Accounts Rec. - Affiliate                  (1)           34,082      (1,165,441)         342,614         96,085        692,659
    Less-Reserve for Uncollectibles       631,530                 0               0          501,684         70,270         59,576
                                     ------------     -------------    ------------     ------------    -----------    -----------
                                     $ 30,938,224     $  (2,737,426)   $ (1,165,441)    $ 20,121,593    $ 4,082,354    $10,637,144

  Notes Receivable Affiliate         $     65,230     $(205,333,569)   $205,398,799     $          0    $         0    $         0
  Accrued Utility Revenue              60,914,918                 0               0       16,432,613     44,507,682        (25,377)
  Materials and Supplies                2,191,010                 0               0        2,191,010              0              0
  Gas in Storage                       38,526,347        (1,148,545)              0       30,687,152      8,879,462        108,278
  Prepaid Property Taxes                4,860,480                 0          24,024        4,780,986         55,292            178
  Prepayments                           9,045,139                 0         987,884          640,706      7,173,460        243,089
  Other Current Assets                 11,555,671         1,148,545               0       10,325,748              0         81,378
                                     ------------     -------------    ------------     ------------    -----------    -----------
Total Current Assets                 $163,049,600     $(208,070,995)   $206,070,702     $ 85,344,824    $64,748,917    $14,956,152

INVESTMENT IN SUBSIDIARIES:
  SEMCO Energy Gas Company           $          0     $(110,784,877)   $110,784,877     $          0    $         0    $         0
  SEMCO Energy Services, Inc.                   0        (1,165,749)      1,165,749                0              0              0
  SEMCO Energy Ventures, Inc.                   0       (22,926,819)     22,926,819                0              0              0
                                     ------------     -------------    ------------     ------------    -----------    -----------
                                     $          0     $(134,877,445)   $134,877,445     $          0    $         0    $         0
DEFERRED CHARGES:
  Unamortized Debt Expense           $  5,619,135     $           0    $  1,113,625     $  4,505,510    $         0    $         0
  Deferred Gas Charges                          9                 0               0                9              0              0
  Advances to Equity Investees                  0                 0               0                0              0              0
  Other Deferred Charges               30,754,943                 0       1,004,297       13,250,033        163,999     16,336,614
                                     ------------     -------------    ------------     ------------    -----------    -----------
                                     $ 36,374,087     $           0    $  2,117,922     $ 17,755,552    $   163,999    $16,336,614

TOTAL ASSETS                         $489,661,914     $(342,948,440)   $343,804,389     $359,591,681    $65,016,916    $64,197,368
                                     ============     =============    ============     ============    ===========    ===========

                                                           SEMCO ENERGY, INC.
                                              CONSOLIDATED AND CONSOLIDATING BALANCE SHEET
                                                            DECEMBER    1998
                                                         (Unaudited Statement)

                                                                                           SEMCO          SEMCO           SEMCO
     STOCKHOLDERS' INVESTMENT                                                           ENERGY GAS        ENERGY          ENERGY
     AND LIABILITIES                     1998          ELIMINATIONS        PARENT         COMPANY        SERVICES        VENTURES
     ------------------------        ------------      ------------     -----------    ------------    -----------     -----------
COMMON STOCK EQUITY:
  Common stock, par $1               $ 17,382,229     $  (7,929,331)   $ 17,382,229    $  7,477,130    $         0     $   452,201
  Capital surplus                     116,662,647      (103,402,933)    116,662,648      72,106,684      4,100,000      27,196,248
  Retained earnings                    (1,817,195)      (23,545,181)     (1,817,196)     31,201,063     (2,934,251)     (4,721,630)
                                     ------------     -------------    ------------    ------------    -----------     -----------
                                     $132,227,681     $(134,877,445)   $132,227,681    $110,784,877    $ 1,165,749     $22,926,819
                                     ------------     -------------    ------------    ------------    -----------     -----------

Cumulative Conv. Preferred Equity    $    155,450     $           0    $    155,450    $          0    $         0     $         0

Cumul. Preferred Stock of SEGC       $  3,100,000     $           0    $          0    $  3,100,000    $         0     $         0

LONG TERM DEBT:
  Long-term debt                     $170,000,000     $ (54,000,000)   $170,000,000    $ 54,000,000    $         0     $         0
  Capital lease obligations                     0                 0               0               0              0               0
                                     ------------     -------------    ------------    ------------    -----------     -----------
                                     $170,000,000     $ (54,000,000)   $170,000,000    $ 54,000,000    $         0     $         0
                                     ------------     -------------    ------------    ------------    -----------     -----------

Total Capitalization                 $305,483,131     $(188,877,445)   $302,383,131    $167,884,877    $ 1,165,749     $22,926,819
                                     ------------     -------------    ------------    ------------    -----------     -----------
CURRENT LIABILITIES:
  Cur. Maturities of Long-term debt  $          0     $           0    $          0    $          0    $         0     $         0
  Notes Payable Nonaffiliates          63,575,670                 0      44,792,158      15,000,000              0       3,783,512
  Notes Payable Affililiates                    0      (151,333,569)              0     101,447,655     24,405,979      25,479,935
  Accounts Payable Nonaffiliates       57,498,264        (2,771,508)        636,122      18,279,067     39,440,295       1,914,288
  Accounts Payable Affiliates                   0            34,082         148,693         640,052       (404,367)       (418,460)
  Customer Advance Payments            10,417,397                 0               0      10,417,397              0               0
  General Taxes Accrued                   (39,224)                0          (7,543)       (526,093)        16,614         477,798
  Income Taxes Accrued                   (199,437)                0      (5,074,655)      6,934,377     (2,552,694)        493,535
  Interest Accrued                      1,934,665                 0       1,934,665               0              0               0
  Amounts Payable to Customers                  0                 0               0               0              0               0
  Accum. Deferred FIT - Current         2,344,354                 0         (44,457)      1,596,666              0         792,145
  Other Current Liabilities             7,508,024                 0         180,903        (232,261)     2,939,389       4,619,993
                                     ------------     -------------    ------------    ------------    -----------     -----------
   Total Current Liabilities         $143,039,713     $(154,070,995)   $ 42,565,886    $153,556,860    $63,845,216     $37,142,746
                                     ------------     -------------    ------------    ------------    -----------     -----------
DEFERRED CREDITS:
  Accum. Deferred FIT - Deferred     $ 17,984,571     $           0    $ (2,209,132)   $ 16,441,627    $     5,951     $ 3,746,125
  Unamortized Investment Tax Credit     2,247,205                 0               0       2,247,205              0               0
  Customer Adv. For Construction        3,146,889                 0               0       3,146,889              0               0
  Other Deferred Credits               17,760,405                 0       1,064,504      16,314,223              0         381,678
                                     ------------     -------------    ------------    ------------    -----------     -----------
                                     $ 41,139,070     $           0    $ (1,144,628)   $ 38,149,944    $     5,951     $ 4,127,803
                                     ------------     -------------    ------------    ------------    -----------     -----------
TOTAL CAPITALIZATION AND
 LIABILITIES                         $489,661,914     $(342,948,440)   $343,804,389    $359,591,681    $65,016,916     $64,197,368
                                     ============     =============    ============    ============    ===========     ===========

                                                  SEMCO ENERGY, INC.
                             CONSOLIDATED AND CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                                  DECEMBER 31, 1998
                                                (Unaudited Statement)




                                                                                            SEMCO         SEMCO           SEMCO
                                                                                         ENERGY GAS       ENERGY          ENERGY
                                         1998          ELIMINATIONS       PARENT           COMPANY       SERVICES        VENTURES
                                     ------------      ------------    ------------     -----------    -----------     -----------
Beginning of Year                    $    (20,748)     $(20,457,149)   $    (20,748)    $30,518,858    $(1,973,317)    $(8,088,392)

Year to Date Net Income                10,039,578       (14,394,107)     12,088,798       9,832,205       (960,934)      3,473,616
Cash Dividends on Common              (11,836,026)        9,256,855     (11,836,026)     (9,150,000)             0        (106,855)
                                     ------------      ------------    ------------     -----------    -----------     -----------
End of Year To Date                  $ (1,817,196)     $(25,594,401)   $    232,024     $31,201,063    $(2,934,251)    $(4,721,631)
                                     ============      ============    ============     ===========    ===========     ===========

                                                       SEMCO ENERGY, INC.
                                   CONSOLIDATED AND CONSOLIDATING STATEMENT OF CAPITAL SURPLUS
                                             FOR THE YEAR ENDED DECEMBER 31, 1998
                                                           UNAUDITED
                                                           ---------



                                                                                            SEMCO         SEMCO           SEMCO
                                                                                         ENERGY GAS       ENERGY          ENERGY
                                         1998          ELIMINATIONS       PARENT           COMPANY       SERVICES        VENTURES
                                     ------------      ------------    ------------     -----------     ----------     -----------
CAPITAL SURPLUS - BEGINNING OF YEAR  $ 81,085,594     $ (91,135,270)   $ 81,085,594     $70,899,826     $        0     $20,235,444

ADD -
  Excess of common stock issued
   in connection with dividend
   reinvestment plan over par value     5,833,117                 0       5,833,117               0              0               0

  Excess of common stock issued in
   connection with conversion of
   preferred shares over par value         11,136                 0          11,136               0              0               0

  Additional capital added                      0        (5,306,858)              0       1,206,858      4,100,000               0

  Issuance of common stock
   through public offering             25,480,000                 0      25,480,000               0              0               0
   through business acquisitions        5,938,095        (6,960,804)      5,938,095               0              0       6,960,804

  Excess of common stock issued
   in connection with 401(k)
   matching plan                          461,123                 0         461,123               0              0               0

DEDUCT -
  Issuance of 5% stock dividend      $    726,173     $           0    $    726,173     $         0     $        0     $         0
  Stock registration costs              1,420,244                 0       1,420,244               0              0               0
                                     ------------     -------------    ------------     -----------     ----------     -----------
CAPITAL SURPLUS - END OF YEAR        $116,662,648     $(103,402,932)   $116,662,648     $72,106,684     $4,100,000     $27,196,248
                                     ============     =============    ============     ===========     ==========     ===========